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December 21, 2015

VIA EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:                             Brookfield Business Partners L.P.
Registration Statement on Form F-1
Filed October 27, 2015
File No. 333-207621

Dear Ms. Long:

On behalf of our client, Brookfield Business Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of November 24, 2015 (the “Comment Letter”) to Craig Laurie with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein and includes other changes intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate the Staff’s review of Amendment No. 1, the Company is supplementally providing with this letter four copies of marked pages that indicate the changes from the Registration Statement as filed on October 27, 2015.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

General

1.                          Supplementally tell us, with a view towards disclosure, whether Bermuda Monetary Authority approval is required for your transaction.

Response.

Prior to the spin-off, we will acquire our initial operations from Brookfield Asset Management and its subsidiaries pursuant to various transactions. A number of these transactions will necessitate routine notifications and/or approvals from the Bermuda Monetary Authority (“BMA”). For example, when new companies are formed, or a partnership changes its general partner, BMA permission is required. These approvals are routine and customary and we do not anticipate any issues obtaining them. The Company has revised the disclosure on page 53 to add clarification with respect to the foregoing.

Prospectus Cover Page

2.                          As you are registering the distribution of limited partnership units, please revise your prospectus cover page to include a bullet point list briefly citing the most material risks associated with your offering. Please see Section II.A.3.a of SEC Release No. 33-6900 relating to public offerings of limited partnership interests.

Response.

The Company has revised the disclosure on the cover page of the prospectus to address the Staff’s comment.

3.                          Please include the dealer prospectus delivery obligation on the outside cover page of your prospectus. See Item 502(b) of Regulation S-K.

Response.

The Company has revised the disclosure on the back cover page of the prospectus to address the Staff’s comment.

Use of Non-IFRS Measures, page 1

4.                          We note your use of “funds from operations” or “FFO” as a Non-IFRS performance measure throughout your document. Your measure appears to include or exclude items in certain periods that are not contemplated in the traditional FFO measure as defined by NAREIT. Please revise your measure to appropriately describe it as “Adjusted FFO” or some other description to avoid investor confusion. Also, please present the most directly comparable IFRS measure with equal or greater prominence.

Response.

The company has revised the prospectus to change the name of the measure from “FFO” to “Company FFO” and to present IFRS measures with equal or greater prominence.

Notice Regarding Presentation of Our Reserve Information, page 2

5.                          It appears to us the last sentence of the second paragraph should be revised to clarify that reserve estimates are comparable to those disclosed by U.S. companies in reports filed with the SEC. We note your preceding sentence which states your disclosure in this prospectus of reserves is presented in accordance with SEC requirements. Please clarify or revise.

Response.

The Company has revised the disclosure on page 2 to clarify that our reserve estimates are comparable to those disclosed by U.S. companies.

Our Business, page 8

6.                          You state that you will be Brookfield Asset Management’s “primary vehicle” for business services and industrial operations. Please revise disclosures here and where appropriate in the prospectus to better describe the business and strategies you will undertake in the context of Brookfield Asset Management’s existing business. For example:

Response.

The Company acknowledges the Staff’s comment and respectfully advises the Staff it believes it has disclosed all material information with respect to its business services and industrial operations as well as its strategies and that, except as provided in the Company’s response to bullet point 2 below, further information as it relates to Brookfield Asset Management’s existing business would not be material to investors.  The Company has addressed below each of the Staff’s comments.

•                  Please clarify whether the company will conduct all or part of what is currently Brookfield’s private equity business. We note that your free writing prospectus filed November 9 indicates that you are creating the company at this time because of substantial growth and opportunity in your private equity platform, and members of the general partner’s board are involved in Brookfield’s Private Equity Group.

Response.

The Company respectfully advises the Staff that the Company is not acquiring, and will not be conducting going forward, the entirety of Brookfield Asset Management’s private equity business.  As disclosed in Brookfield Asset Management’s free writing prospectus filed November 9 (“FWP”), and in the Registration Statement, the Company will be Brookfield’s primary vehicle for business services and industrial operations. The Company’s initial operations consist of (a) substantially all of Brookfield Asset Management’s operations in its “service activities” segment (100% of the segment as at December 31, 2014), (b) a portion of the business and investments from Brookfield Asset

Management’s “private equity” segment (26.5% of the revenues and 45% of the assets as at December 31, 2014)  and (c) a portion of the business and investments from within Brookfield Asset Management’s “corporate” segment.

The FWP, which incorporated by reference a press release issued by Brookfield Asset Management, provided general context to shareholders of Brookfield Asset Management for the spin-off and the timing.  For example, Bruce Flatt, CEO of Brookfield Asset Management is quoted as saying: “In a continuation of our strategy of creating flagship, specialized public affiliates, we think it is the right time for us to create BBP and give our shareholders an opportunity to participate directly in its operations and growth. We have seen substantial growth in our private equity platform over the last five years and continue to see significant opportunities globally for this business.” In addition, the Amendment No. 1 discloses that Cyrus Madon and Craig Laurie, who will be part of the senior management team who will be principally responsible for the Company’s operations, have both worked in the Brookfield Asset Management private equity group.   However, the FWP is also clear that the Company’s operations will only be a portion of Brookfield Asset Management’s private equity platform, stating that it will “own and operate the business services and industrial operations of its private equity platform.”  The Company respectfully submits to the Staff that it believes the Registration Statement describes the scope of the operations of the Company and no further clarification as it relates to Brookfield’s private equity operations is needed.

•                  Brookfield Asset Management’s 2014 Form 40-F discusses key elements of its financing strategy, and states that it conducts its private equity business through a series of institutional private equity funds operated under the Brookfield Capital Partners name, and through direct investments in several private companies and public companies. Disclosure in your prospectus appears to place less emphasis on financings, such as through the Brookfield Capital Partners funds. This makes it unclear whether financing is an integral part of the company’s own strategy and operations, or whether that will continue to be handled by Brookfield Asset Management or its affiliates. We do note that under the Master Services Agreement, affiliates of Brookfield Asset Management will provide advice and assistance on acquisitions, dispositions and the raising of funds.

Response.

The Company respectfully advises the Staff that the perspective on liquidity and funding of Brookfield Asset Management and the perspective of the Company are different.  Brookfield Asset Management is a global alternative asset manager with approximately $225 billion in assets under management. It manages a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. Brookfield Asset Management earns asset management income including fees, carried interests and other forms of performance income for doing so. These funds, which include the Brookfield Capital Partners funds, provide financing for Brookfield Asset Management’s business  (i) by virtue of the partnership capital committed to them being available to carry out transactions alongside Brookfield, (ii) by virtue of the revenues generated to Brookfield Asset Management through fees and (iii) by virtue of Brookfield Asset Management having a carried interest in the investment.

On the other hand, the Company is a business service and industrials company, and the Company will not become a sponsor of funds or earn asset management fees from funds or institutional investors or be entitled to a carried interest participation in underlying assets.  However, as disclosed in Amendment No. 1, including on page 28, 122 and 134, it is an integral part of the Company’s strategy to participate with institutional investors in Brookfield sponsored partnerships and consortiums  that target acquisitions that suit the Company’s profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for the Company in the business services and industrial sectors unless the Company is given an opportunity to participate.

This aspect of the Company’s strategy is also described in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 1 on page 122 (emphasis added):

“Our principal liquidity needs for the next year include funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding attractive acquisition opportunities as they arise. Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In addition, an integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.”

In order to further clarify the disclosure, the Company has included additional disclosure on pages 9, 70 and 71 to provide a clearer description of the role of Brookfield sponsored partnerships as part of the financing strategy for the Company’s business.

•                  Brookfield Asset Management’s 2014 Form 40-F discusses characteristics of its private equity investments such as average size and maximum exposure. Please tell us whether you believe this type of information is material to understanding how your business will operate after the spin-off.

Response.

The Company respectfully advises the Staff that a description of the amount of capital that the Company has invested in its acquisitions on average,  or its maximum exposure is not material to understanding how the Company’s business will operate after the spin-off.  While the disclosure in Brookfield Asset Management’s 2014 Form 40-F is presented in the context of Brookfield’s asset management business as it relates to its private equity segment, the Company is a business services and industrials company, with only a portion of its operations consisting of businesses from Brookfield’s private equity platform.  The Company is of the view it has provided all the material information with respect to its initial operations in the Registration Statement.

The Company is also of the view that is has provided all the material information with respect to its growth strategy in the Registration Statement. For example, it states the following on page 9:

“We seek to enhance the value of our operations by focusing on profitability, sustainable operating, product margins and cash flows. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.

We plan to grow by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current platforms, we will opportunistically pursue transactions to build new platforms or make investments where our expertise, or the broader Brookfield platforms, provide insight into global demand for goods and commodities to source acquisitions that are not available or obvious to competitors.”

The Company respectfully advises the Staff that it believes the Registration Statement currently includes the information that is necessary for investors to understand how the Company’s business will operate after the spin-off and no further clarification is necessary.

Risk Factors, page 16

Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act of 1940 . . . , page 20

7.                          Please provide us with an analysis supporting your conclusion that you are not an investment company under the Investment Company Act of 1940.

Response.

The Company respectfully advises the Staff that it is not and, upon the completion of the spin-off and issuance of its limited partnership units, will not be an “investment company,” as that term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Under sections 3(a)(1)(A) and (C) of the Investment Company Act, an issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if:

•                  it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•                  absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities (as defined in section 2(a)(16) of the Investment Company Act) and cash items) on an unconsolidated basis.1

1  A third definition of “investment company” is found in section 3(a)(1)(B) of the Investment Company Act.  The Company is not an investment company within the meaning of section 3(a)(1)(B) because it is not an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or that has been engaged in such business and has any such certificates outstanding.

Section 3(a)(1)(A)

The Company is primarily engaged, and holds itself out as being engaged primarily, in owning and operating business services and industrials companies.  As described in the Prospectus, the Company’s “principal business service operations include construction services, residential real estate services and facilities management,” and its “principal industrial operations are comprised of oil and gas exploration and production, palladium and aggregates mining, bath and shower products manufacturing, the production of graphite electrodes and the manufacturing and supply of engineered precast systems and pipe products.”  As such, the Company is not holding itself out as an investment company under Section 3(a)(1)(A).

Section 3(a)(1)(C)

Section 3(a)(1)(C) defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  The section provides that an issuer more than 40% of whose assets consists of “investment securities” is presumptively an investment company.

Section 3(a)(2) of the Investment Company Act defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act.

For the reasons set out below, the Company does not and, after giving effect to the spin-off and offering of limited partnership units, will not own or hold investment securities that have a value greater than 40% of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  As described in the Prospectus, the Company’s sole direct asset immediately following the spin-off will be a managing general partnership interest in Brookfield Business L.P. (“Holding LP”), which itself is not an investment company as further described below.

The courts and the Staff have consistently considered general partner interests not to be securities for purposes of the federal securities laws, including the Investment Company Act.2   A precursor to any interest being an investment security is that it first

2  With respect to general partner interests in limited partnerships, see Williamson v. Tucker, 645 F.2d 404, 421-22 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981).  The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Investment Company Act.  See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 517, at *1 (Apr. 27, 1988); Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *2-*3 (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361, at *1-*2 (June 9, 1986); FCA Realty Fund, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2799, at *2 (Nov. 13, 1984).

must be a security.  Said differently, an interest that is not a security under the Investment Company Act cannot be an investment security.3

After giving effect to the spin-off and the Company’s offering of limited partnership units, more than 60% of Holding LP’s total assets (excluding Government securities and cash items) on an unconsolidated basis will consist of 100% of the voting securities of Brookfield Canada Holdings Inc. (“CanHoldco”).  As a result, CanHoldco is a majority-owned subsidiary of Holding LP.4   More than 60% of CanHoldco’s total assets (excluding Government securities and cash items) on an unconsolidated basis will consist of interests, either held directly or indirectly through majority-owned subsidiaries or wholly-owned subsidiaries (collectively, the “Intermediate Holdcos”), in operating businesses, including business services such as construction, facilities management and residential real estate, and industrials companies primarily involved in oil and gas, mining, or industrial manufacturing (collectively, the “Operating Businesses”).  Each of the Operating Businesses and Intermediate Holdcos is not an investment company as defined in the Investment Company Act nor a company relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Risks Relating to Our Units, page 21

8.                          We note elsewhere in your document that the Redemption-Exchange Units contemplated in your capital structure may be required to be redeemed for cash or exchanged for units at any time after two years from the date of closing of the spin-off. We further note the pro forma value ascribed to the Units is approximately $800 million. It appears you should consider adding a risk factor or liquidity disclosure to allow investors to more fully understand the implications and risks to their investment if Brookfield exercises the redemption or exchange feature associated with these units. For instance, it is unclear how the company’s liquidity would be impacted

3  The definition of “security” under section 3(a)(2) of the Investment Company Act is substantially the same as the definitions of “security” under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Much of the case law cited herein concerning the definition of security relates to the definitions of security under the Securities Act and Exchange Act.  The SEC and its Staff have applied the definition of security more broadly under the Investment Company Act than under the Securities Act and the Exchange Act, such that an instrument that is held for investment purposes, rather than for commercial purposes, or that requires a holder to bear a meaningful investment risk, may be considered a security under the Investment Company Act even if it is not a security under the Securities Act and the Exchange Act.  See, e.g., Tuition Plan Consortium, LLC, SEC No-Action Letter (Feb. 4, 2003); American Bankers Club, Inc., SEC No-Action Letter (June 9, 1980); Bank of Oregon, SEC No-Action Letter (Dec. 20, 1979).  Based, however, on the commercial character of the Company’s general partner interests in Holding LP, which are interests that are integral to the Company’s business as general partner or manager and offers no expectation of being sold or transferred by the Company for investment profit, the broader elements of the definition of security under the Investment Company Act are not applicable to the Company’s interest in Holding LP.

4  Section 2(a)(24) of the Investment Company Act defines the “majority-owned subsidiary” of a person to mean a company 50% or more of whose outstanding voting securities are owned by that person or by a company that is a majority-owned subsidiary of that person.  Section 2(a)(42) of the Investment Company Act defines “voting security” to mean a security presently entitling its owner or holder to vote for the election of a company’s directors.

and the source of the liquidity, should the units be redeemed for cash. It appears these units could require the company to incur additional debt to satisfy the redemption feature.

Response.

The Company has revised the disclosure on pages 20 and 23 to address the Staff’s comment.

Our company is expected to be a “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities law . . ., page 30

9.                          Here or elsewhere, please replace your reference to “certain” corporate governance rules imposed by the NYSE with substantive disclosure that specified each home country corporate governance practice that you intend to rely upon.

Response.

The Company has revised the disclosure on pages 21 and 22 to address the Staff’s comment.

Distribution Policy, page 53

10.                   Please disclose whether Brookfield Asset Management or its affiliates will receive distributions in respect of the seven million Limited Partnership Units it will hold after the spin-off.

Response.

The Company has revised the disclosure on page 55 to address the Staff’s comment.

Unaudited Pro Forma Financial Statements, page 55

11.                   We note you have omitted pro forma financial information relating to the oil and gas assets you acquired in the “Clearwater Acquisition”. Please refer to Question 4 and the Interpretive Response in SAB Topic 2:D and provide the required pro forma information, including pro forma reserve information.

Response.

The Company has revised the disclosure on pages 57 to 68 in response to the Staff’s comment.

12.                   Please revise the pro forma financial statements to disclose and discuss your accounting for and the potential impact of Incentive Distributions on your financial statements.

Response.

In response to the Staff’s comment, the Company has revised the disclosure in note 5 to the unaudited pro forma financial statements on page 65 to disclose the potential impact of incentive distributions.

(1) Acquisition of GrafTech International LTD, page 60

Explanatory Notes, page 62

13.                   Note (j) of your explanatory pro forma notes indicates that interest expense relating to the acquisition debt is not included in the pro forma financial statements, as it is not expected to have a continuing impact. Please disclose how and why you determined that interest expense associated with the acquisition debt will not have a continuing impact on the combined results of the business.

Response.

The Company has revised the disclosure on page 62 to clarify that the acquisition debt is expected to be repaid within 12 months of the GrafTech acquisition and interest expense attributable thereto is non-recurring in nature.

(4) Issuance of $800 Million Redemption-Exchange Units, page 64

14.                   We note that the Redemption-Exchange Units contemplated in your capital structure may be required to be redeemed for cash or exchanged for units at any time after two years from the date of closing of the spin-off. We also note that Brookfield’s cash redemption right is subject to your company’s right, at its sole discretion, to exchange any unit presented for redemption for one of its units. However, based on Brookfield’s apparent ability to control you and your general partner, please more fully explain to us how you determined that the cash redemption provision related to these units is solely within your company’s control such that recording them in equity is appropriate.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff  that the cash redemption provision related to the Redemption-Exchange Units (“REUs”) is solely within the Company’s control and therefore the Company has concluded that equity classification of the REUs is appropriate as discussed below.

The decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by the independent directors of the general partner of the Company. In its notice of redemption, Brookfield cannot specify whether it is redeeming for cash or units — that is a decision of the independent directors. Brookfield’s only right is to withdraw its notice if the independent directors determine to redeem the REUs for units.

In addition to their role on the board as stewards of the management and direction of the Company, the independent directors are also responsible for managing conflicts and protecting minority investors in the event of related party transactions, including transactions with Brookfield or its affiliates. Independent directors (either as an entirety or through the nominating and governance committee) will generally have to approve material related party transactions, and typically retain independent counsel or other advisors to assist them in their review of such transactions. Subject to certain exemptions, including transactions that are below a specified materiality threshold, Canadian securities law will require additional steps to be taken, including obtaining a formal valuation, under the supervision of the independent directors, and minority approval. The exercise by the Company of the exchange right following a redemption notice being given by Brookfield will be a related party transaction that would require approval by the independent directors (or a committee consisting entirely of independent directors) on behalf of the Company.

Brookfield expects that the independent directors would view their obligations in such a case as considering what would be in the best interest of the Company and whether, in particular, it would be possible to finance the redemption through raising equity on the same terms as the redemption. To the extent the independent directors determine that it would not be possible to finance the redemption through the raising of equity, which would effectively constitute an indirect secondary offering, the partnership would exercise its right to deliver units instead.

There is no legal or tax reason why the Company would be compelled to, or indeed would prefer to, deliver cash or units.  Other than withdrawing its notice of redemption, Brookfield cannot prevent the Company from delivering units in satisfaction of a redemption request. If Brookfield receives units following a redemption of its REUs, we expect that Brookfield would concurrently exercise its registration rights to sell those units to the public in a secondary offering or sell them in a private transaction for cash or other consideration.

The REUs are not designed as a mechanism to withdraw cash from the Company, but rather the redemption exchange feature is designed to give Brookfield an economic interest that is substantially equivalent to the units, but that is held in the subsidiary partnership for legal and tax reasons. Brookfield views the REUs as permanent equity.

As disclosed in the Registration Statement, Brookfield will hold its economic interest in the Company through a combination of units, general partnership and special limited partnership units, REUs and preferred shares of subsidiary entities of the Company.

The units and the REUs held by Brookfield can be sold at any time (subject to applicable securities laws). Brookfield holds a portion of its interest directly in units in order to facilitate Brookfield’s monetizing its interest through secondary offerings. In the event that Brookfield does seek to monetize its ownership of REUs, there are two possible alternatives: sell the REUs to a third party or redeem the REUs.

If the REUs are sold to a third party, the transferee will also have the benefit of the redemption-exchange mechanism, and it may have different reasons than Brookfield to prefer cash or units. Similar to Brookfield, the transferee could not prevent the

Company from delivering units in satisfaction of a redemption request. Once again, however, Brookfield believes that the most likely circumstances for a sale of the REUs would be as part of a series of transactions to conduct a direct or indirect secondary offering of units.

If Brookfield delivers a redemption request, it will receive either cash or, at the option of the Company, units of the partnership.  A redemption of REUs for cash would most likely occur (and is intended by the parties to occur) in connection with a sale of units by the partnership to fund the cash payment. It is assumed that if a notice of redemption is received, the board will test the market to determine if a contemporaneous public offering can take place and if so, at what price. This will inform the decision as to how to respond to the notice.

Business, page 67

15.                   We note your disclosure on page 14 under “Corporate Information” that you do not directly own any real property. However, portions of the Business section refer generally to your facilities located in a number of countries around the world. Please provide disclosure responsive to Item 4(D) of Form 20-F regarding material properties used by your business.

Response.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 to provide disclosure with regards to material properties.

Summary of Canadian Oil and Gas Reserves, page 75

16.                   We note the proved undeveloped natural gas liquids reserves (“NGLs”) disclosed here and elsewhere on page F-46 for the period ending December 31, 2012 are represented by a negative value. Please tell us your rationale for the disclosure of a negative quantity of proved reserves.

Response.

The Company has revised the disclosure on page 78 and page F-46 to clarify that the amount of proved undeveloped NGLs reserves for such period are zero rather than a negative amount.

Proved Undeveloped Reserves (“PUDs”), page 75

17.                   Please expand your disclosure to discuss the details and circumstances relating to the material change in proved undeveloped reserves attributed to extensions and discoveries. Refer to Item 1203(b) of Regulation S-K.

Response.

The Company has revised the disclosure on page 78 to address the Staff’s comment.

Production and Price History, page 76

18.                   We note you disclose production in terms of gross figures (e.g. net of the interests due to others, but before deduction of royalties). Please explain why you believe limiting the disclosure of your production to the gross quantities (e.g., before royalties) is consistent with the presentation requirements pursuant to Item 1204(a) of Regulation S-K.

Response.

We acknowledge the Staff’s comment and respectfully advise the Staff that pursuant to Instruction 1 to Item 1204 of Regulation S-K, “[g]enerally, net production should include only production that is owned by the registrant and produced to its interest, less royalties and production due others. However, in special situations (e.g., foreign production) net production before any royalties may be provided, if more appropriate.”  Further Instruction 1 requires that “[i]f “net before royalty” production figures are furnished, the change from the usage of “net production” should be noted.”  As noted in footnote 1 on page 79, production figures are presented net of interests due to others, but before deduction of royalties, which we believe is more appropriate in light of our Canadian operations and Canada’s disclosure requirements related to production.

Specialty Metals and Aggregates Mining, page 79

19.                   We note your disclosure of the mining operations and assets you own and operate, including certain operations that have been recently acquired. Please tell us what consideration you have given to providing the mineral reserve information contemplated in SEC Industry guide 7 and also Canadian NI 43-101 in your filing.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff that our mining operations consist of a limestone aggregates quarry in Alberta, Canada and a palladium mining operation in Ontario, Canada.  We considered mineral reserve disclosure requirements for significant mining operations contemplated in SEC Industry Guide 7 and Canadian National Instrument 43-101 and concluded that our mining operations are not a significant component of our business by evaluating total mining assets, total mining revenues and total mining net income against total combined assets, total combined revenues and total combined net income for all periods presented.  Based on the aforementioned benchmarks, total mining assets, total mining revenues and total mining net income ranged from 2 — 6% of total combined assets, total combined revenues and total combined net income, respectively.

Bath and Shower Products, page 81

20.                   Please explain the basis for the claim that you own one of the largest manufacturing networks in North America for acrylic and fiberglass reinforced plastic bathing products. See Item 4.B.7 of Form 20-F.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company’s belief was based on a search of fiberglass reinforced polystyrene permits in the U.S.  However, the Company has revised the disclosure on page 84 to remove the discussion regarding the size of our manufacturing network.

Employees, page 83

21.       Please include disclosure regarding the relationships between the management of your operating companies and labor unions, if any. Please also include, if possible, a breakdown of the numbers of persons employed in each of your business activities, and provide the other information, as applicable, that is required by Item 6.D. of Form 20-F.

Response.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 to include a discussion of our employees.

Governance, page 87

22.       Please identify who will serve as members of your audit committee and governance and nominating committee.

Response.

The Company advises the Staff that prior to completion of the spin-off, the board of directors of Company’s general partner will be expanded to seven or eight members, a majority of whom will be independent. The prospectus has been revised on pages 90 and 91 to reflect that Jeffrey Blidner and five independent directors — David Hamill, John Lacey, Denis Turcotte, Patricia Zuccotti and Don Mackenzie — are expected to be directors at the time of the spin-off. Patricia Zuccotti will serve as the chair of the Company’s audit committee. As not all directors of the Company’s  general partner have been identified, the Company is not yet in a position to name the independent directors who will serve as the other members of the Company’s audit committee and those who will serve as the members of the governance and nominating committee.  However, such members will be named in the Registration Statement prior to effectiveness of the Registration Statement and the completion of the spin-off.

Audit Committee, page 90

23.                   We note your disclosure that your audit committee charter will provide that each member of the audit committee must be financially literate. Please elaborate on the charter’s requirements, if any, as to what qualifications you will consider to determine if a candidate is financially literate. See Item 6.C.3 of Form 20-F.

Response.

The Company has revised the disclosure on page 94 to elaborate on the audit committee charter’s requirements as to what qualifications will be considered to determine if a candidate is financially literate.

Liquidity and Capital Resources, page 114

24.                   Please inform us of the amounts and locations of the majority of your cash as of your latest balance sheet date.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff that the amounts and jurisdiction where we are holding our cash balances is as follows:

(US$ millions)	As at 30-Sep-2015	As at 31-Dec-2014
Canada	145	33
Australia	45	37
United Arab Emirates	43	29
United Kingdom	41	44
United States	8	10
Other	23	10
Total	305	163

25.       Please expand your liquidity section to discuss the terms and details of existing borrowings of the business and include information regarding financial covenants and the state of compliance with any covenants.

Response.

The company acknowledges the Staff’s comment and has revised the disclosure on page 121 to provide further details on the Company’s existing borrowings.

Critical Accounting Estimates, page 118

Indicators of impairment, page 119

26.                   We note that goodwill is a significant and growing component of your assets, as of your most recent balance sheet date. We further note your disclosures regarding your policy for goodwill impairment and that you have experienced goodwill impairments in prior periods. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•                  Identify the cash generating unit(s) to which goodwill applies; and,

•                  Explain how the assumptions and methodologies in the current year may have changed since the prior year, if applicable, highlighting the impact of any changes.

Response.

The Company has revised the disclosure on pages 107, 108 and 109 to address this comment and comments 27 and 28, including a discussion of which cash generating units (“CGU”) goodwill is allocated to, by segment, and the methodology and assumptions used to evaluate goodwill impairment. The company has also included a comparison of fair value of the CGUs to the carrying values and included disclosure of any applicable sensitivity analyses.

27.                   If any of your cash generating units have estimated fair values that are not substantially in excess of their carrying values and the goodwill for those cash generating units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each unit:

•                  Identify the cash generating unit;

•                  Disclose the percentage by which fair value exceeds the carrying value as of the most-recent test;

•                  Disclose the amount of goodwill;

•                  Describe the assumptions that drive the estimated fair value;

•                  Discuss the uncertainties associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•                  Discuss any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Response.

Please refer to the Company’s response to Staff’s comment 26.

28.                   If you have determined that the estimated fair values substantially exceed the carrying values for all of your cash generating units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response.

Please refer to the Company’s response to Staff’s comment 26.

Our Master Services Agreement, page 122

Management Fee, page 123

29.                   In the second paragraph under this subheading, you refer to the possibility that you may have other arrangements under which you have be obligated to pay a base management fee. Please elaborate on what these arrangements might consist of. For example, please tell us if you are referring to the possibility that you might invest in a fund created by affiliates of Brookfield Asset Management that pays Brookfield management fees based on its total capitalization.

Response.

The Company has revised the disclosure on page 131 to address the Staff’s comment.

Relationship Agreement, page 127

30.                   We understand that Brookfield Asset Management will facilitate acquisitions through consortium arrangements and partnerships, and that it has and may in the future establish funds for the acquisition of businesses similar to those you operate. Please explain whether you anticipate that you would invest in or alongside funds created, managed or sponsored by Brookfield or its affiliates for this purpose. If you would invest in Brookfield funds, please address whether you expect that the fund would pay any management or incentive fees to Brookfield. If so, please describe whether those payment would offset or otherwise have any impact on the management and incentive fees that you pay Brookfield under the Master Services Agreement or the Special LP Units.

Response.

The Company has revised the disclosure on pages 134 and 135 to address the Staff’s comment.

Incentive Distributions, page 130

31.                   Please revise your disclosure to explain how incentive distributions are impacted if the company experiences quarter over quarter declines in market value. For example, if the market value declines below a previous quarter’s Incentive Distribution Threshold after the company has made an incentive distribution with respect to that previous quarter, will Brookfield be required to return any portion of the incentive distribution back to the company?

Response.

The Company has revised the disclosure on page 137 to address the Staff’s comment.

32.                   Please clarify, if true, that the “expenses and outlays” that will first be covered in any distribution of available cash from Holding LP to the company includes the amount of the quarterly cash distribution that you expect to make, as described in “Distribution Policy” on page 12.

Response.

The Company advises the Staff that the “expenses and outlays” covered in the first bullet of the Regular Distribution Waterfall does not include the amount of any quarterly cash distributions that the Company expects to make pursuant to the BBP General Partner’s distribution policy. In general, quarterly cash distributions will be made from the distributions received by the Company as a result of its ownership of Managing General Partner Units in Holding LP.

The Company has revised the disclosure on page 142 to clarify the foregoing.

Security Ownership, page 154

33.                   Please address whether the named major shareholders have different voting rights. Provide an appropriate negative statement if they do not. See item 7.A.1(c) of Form 20-F.

Response.

The Company has revised the disclosure on page 162 to clarify that the named major shareholders do not have different voting rights.

Financial Statements

Combined Carve-out Financial Statements of Brookfield Business Partners L.P., page F-2

General

34.                   Please provide additional disclosures related to your expenses by nature. Refer to IAS1.p104.

Response.

The Company notes the Staff’s comment and the Company has revised the disclosure on page F-34 to disclose expenses by nature related to employee benefits expense in accordance with IAS 1.104. The Company respectfully advises the Staff that disclosure of depreciation and amortization expense is included in Note 24 (Segment Information) to our combined carve-out financial statements and cost of sales has been disclosed in Note 8 (Inventory) to our combined carve-out financial statements. The Company is of the view that no other amounts are material to merit new disclosure in the combined carve-out financial statements.

35.                   To the extent applicable, please provide disclosures related to claims and loss contracts. Refer to IAS11.p45.

Response.

The Company respectfully submits to the Staff that it has considered IAS 11.45 and confirms that all material provisions related to warranty costs and potential claims related to construction contracts is included in Note 14 (Accounts Payable and Other) to our combined carve-out financial statements as described “provision for defects”.  Additionally, the Company has disclosed its exposure to possible losses in Note 19 (Guarantees, Contingent Assets & Liabilities) and has noted that it does not expect that any ongoing claims could have a material impact on the Company.

As a result of the Staff’s comment and upon further review of our disclosure related to construction contracts, the Company has revised the significant accounting policy disclosure to account for provisions on construction contracts on page F-17.

Note 2. Significant Accounting Policies, page F-10

36.             Please expand your significant accounting policy disclosure to include your accounting policy for oil and gas activities including, exploration, development and production costs.

Response.

The Company notes the Staff’s comment and respectfully advises the Staff that total oil and gas assets amount to $630 million in 2014 ($551 million in 2013) for which exploration and evaluation assets not subject to amortization amount to $25 million (2013 - $15 million) and have been classified within the oil and gas property, plant and equipment reported Note 11 — Property, Plant and Equipment.  However, in response to the Staff’s comment, the Company has revised note (i) on page F-13 to include the accounting policy for oil and gas activities.

Supplementary Oil and Gas Information, page F-45

Net Proved Reserves, page F-45

37.             Please revise your disclosure of the combined quantities of oil and NGL reserves to be consistent with the separate disclosure of oil and NGL reserves elsewhere on page 75.

Note this comment also applies to the disclosure on page F-47 of WTI price per barrel utilized in the determination of your reserves and future net revenue.

Response.

The Company has revised the disclosure on page F-46 to include separate disclosure of oil and NGL reserves.

38.             Please expand the disclosure relating to your explanation for each of the individual line items representing a significant change in net proved reserves to discuss the details and circumstances for the change. Refer to FASB ASC 932-235-50-5.

Note this comment also applies to the disclosure of the net changes in proved reserves provided on page F-159.

Response.

The Company has revised the disclosure on page F-46 to add details regarding significant changes in net proved reserves and on page F-161 to add additional details regarding significant changes in proved reserves.

Supplementary Information on Oil and Gas (Unaudited), page F-45

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-47

39.             Please disclose why you have not included any estimated future income taxes in your Standardized Measure determination.

Response.

The Company has revised the disclosure on page F-47 to clarify that because of tax offsets we do not anticipate any taxable income in the periods presented.

Note 3. Acquisition of Businesses, page F-57

40.             Please expand your disclosures to more fully explain the specific facts and circumstances that resulted in the gains you recorded.

Response.

In response to the Staff’s comment, the Company has revised the disclosure in note 3 to the condensed combined carve-out financial statements on page F-59 to include discussion on the gains recorded as a result of the acquisition in our energy segment.

Signatures

41.             Please revise the language preceding the signature on behalf of the company to certify that the undersigned has reasonable grounds to believe that it meets the requirements for filing on Form F-1, as required by the form.

Response.

The Company has revised the language preceding the signature in Amendment No. 1 on behalf of the Company to certify that the undersigned has reasonable ground to believe that it meets the requirements for filing on Form F-1.

Exhibit Index

42.             We note that much of the disclosure in your prospectus about the company and spinoff summarizes information contained in agreements that you have not yet filed as exhibits. Please file these agreements as soon as possible, and note that we may have additional comments on the agreements and related disclosure once they have been provided.

Response.

The Company acknowledges the Staff’s comment and it has filed several of the agreements referenced in the prospectus as exhibits to Amendment No. 1 and advises the Staff that it will file all remaining exhibits with a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review those documents.

43.             We notice that you have not included the Holding LP Limited Partnership Agreement or Voting Agreements as exhibits that you intend to file by Amendment. Please tell us supplementally why you do not believe these are material contracts under Item 601(b)(10) of Regulation S-K, or file them as exhibits to the registration statement. We particularly note that the Holding LP Limited Partnership Agreement appears to provide the terms of the Redemption-Exchange Units and Redemption-Exchange Mechanism, and that the description of the agreement beginning on page 144 is qualified by reference to the actual agreement.

Response.

The Company respectfully advises the Staff that the Company has filed the Holding LP Limited Partnership Agreement as an exhibit to the Registration Statement, which is currently listed in the Exhibit Index as Exhibit 10.2.  The Company further respectfully advises the Staff that the Company has filed the voting agreement relating to BBP Capital LP, through which it owns its construction business, as an exhibit to the Registration Statement, listed in the Exhibit Index as Exhibit 10.5.

Yours truly,

/s/ Mile T. Kurta

Mile T. Kurta

Enclosure

cc:                         Chris Ronne
Kevin Stertzel
Anne McConnell
(Securities and Exchange Commission)
Craig Laurie
(Brookfield Business Partners Limited)